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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No._____ )*


                              RadView Software Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      Ordinary Shares, NIS $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   M81867 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

      Edward P. Hamilton                     With Copy to:
      Chief Financial Officer                Thomas A. Beaudoin, Esq.
      North Bridge Venture Partners          Testa, Hurwitz & Thibeault, LLP
      950 Winter Street, Suite 4600          125 High Street
      Waltham, MA 02451                      Boston, Massachusetts 02110
      Tel: (781) 290-0004                    Tel: (617) 248-7000

--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 August 21, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------                                 -----------------------
CUSIP No.  M81867 10 9                 13D                Page   2   of    15
                                                               -----    ------
------------------------                                 -----------------------

--------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       North Bridge Venture Partners V-A, L.P.

--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                       (a)  [X]
                                                                       (b)  [_]
--------------------------------------------------------------------------------
 3     SEC USE ONLY

--------------------------------------------------------------------------------
 4     SOURCE OF FUNDS (SEE INSTRUCTIONS)
       WC

--------------------------------------------------------------------------------
 5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
       2(d) or 2(e)                                                         [_]

--------------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
                   7   SOLE VOTING POWER

    NUMBER OF
     SHARES      ---------------------------------------------------------------
                   8   SHARED VOTING POWER
   BENEFICIALLY        1,666,666
     OWNED BY
                 ---------------------------------------------------------------
       EACH        9   SOLE DISPOSITIVE POWER

    REPORTING
      PERSON     ---------------------------------------------------------------
                  10   SHARE DISPOSITIVE POWER
       WITH            1,666,666

--------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,666,666
--------------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                                   [_]

--------------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       10.1%
--------------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       PN
--------------------------------------------------------------------------------

------------------------                                 -----------------------
CUSIP No.  M81867 10 9                 13D                Page   3   of    15
                                                               -----    ------
------------------------                                 -----------------------

--------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       North Bridge Venture Partners V-B, L.P.

--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                       (a)  [X]
                                                                       (b)  [_]
--------------------------------------------------------------------------------
 3     SEC USE ONLY

--------------------------------------------------------------------------------
 4     SOURCE OF FUNDS (SEE INSTRUCTIONS)
       WC

--------------------------------------------------------------------------------
 5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
       2(d) or 2(e)                                                         [_]

--------------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
                   7   SOLE VOTING POWER

    NUMBER OF
     SHARES      ---------------------------------------------------------------
                   8   SHARED VOTING POWER
   BENEFICIALLY        1,666,666
     OWNED BY
                 ---------------------------------------------------------------
       EACH        9   SOLE DISPOSITIVE POWER

    REPORTING
      PERSON     ---------------------------------------------------------------
                  10   SHARE DISPOSITIVE POWER
       WITH            1,666,666

--------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,666,666
--------------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                                   [_]

--------------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       10.1%
--------------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       PN
--------------------------------------------------------------------------------

------------------------                                 -----------------------
CUSIP No.  M81867 10 9                 13D                Page   4   of    15
                                                               -----    ------
------------------------                                 -----------------------

--------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       North Bridge Venture Management V, L.P.

--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                       (a)  [_]
                                                                       (b)  [_]
--------------------------------------------------------------------------------
 3     SEC USE ONLY

--------------------------------------------------------------------------------
 4     SOURCE OF FUNDS (SEE INSTRUCTIONS)
       OO

--------------------------------------------------------------------------------
 5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
       2(d) or 2(e)                                                         [_]

--------------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
                   7   SOLE VOTING POWER

    NUMBER OF
     SHARES      ---------------------------------------------------------------
                   8   SHARED VOTING POWER
   BENEFICIALLY        1,666,666
     OWNED BY
                 ---------------------------------------------------------------
       EACH        9   SOLE DISPOSITIVE POWER

    REPORTING
      PERSON     ---------------------------------------------------------------
                  10   SHARE DISPOSITIVE POWER
       WITH            1,666,666

--------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,666,666
--------------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                                   [_]

--------------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       10.1%
--------------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       PN
--------------------------------------------------------------------------------

------------------------                                 -----------------------
CUSIP No.  M81867 10 9                 13D                Page   5   of    15
                                                               -----    ------
------------------------                                 -----------------------

--------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       Edward T. Anderson

--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                       (a)  [_]
                                                                       (b)  [_]
--------------------------------------------------------------------------------
 3     SEC USE ONLY

--------------------------------------------------------------------------------
 4     SOURCE OF FUNDS (SEE INSTRUCTIONS)
       OO

--------------------------------------------------------------------------------
 5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
       2(d) or 2(e)                                                         [_]

--------------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
--------------------------------------------------------------------------------
                   7   SOLE VOTING POWER

    NUMBER OF
     SHARES      ---------------------------------------------------------------
                   8   SHARED VOTING POWER
   BENEFICIALLY        1,666,666
     OWNED BY
                 ---------------------------------------------------------------
       EACH        9   SOLE DISPOSITIVE POWER

    REPORTING
      PERSON     ---------------------------------------------------------------
                  10   SHARE DISPOSITIVE POWER
       WITH            1,666,666

--------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,666,666
--------------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                                   [_]

--------------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       10.1%
--------------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       IN
--------------------------------------------------------------------------------

----------------------------                        --------------------------
 CUSIP No. M81867 10 9                 13D           Page    6    of   15
                                                          -------    -------
----------------------------                        --------------------------

------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Richard A. D'Amore

------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                      (a) [_]
                                                                      (b) [_]


------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
      OO

------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                        [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY           1,666,666
     OWNED BY
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
      PERSON       -----------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
       WITH               1,666,666

------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,666,666
------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)                                                  [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      10.1%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN
------------------------------------------------------------------------------

----------------------------                        --------------------------
 CUSIP No. M81867 10 9                 13D           Page    7    of   15
                                                          -------    -------
----------------------------                        --------------------------

------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      William J. Geary

------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [_]
                                                                      (b) [_]


------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
      OO

------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                        [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
                          150,000
     NUMBER OF
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY           1,666,666
     OWNED BY
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER
                          150,000
    REPORTING
      PERSON       -----------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
       WITH               1,666,666

------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,816,666
------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
      INSTRUCTIONS)                                                       [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      10.9%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN
------------------------------------------------------------------------------

----------------------------                        --------------------------
 CUSIP No. M81867 10 9                 13D           Page    8    of   15
                                                          -------    -------
----------------------------                        --------------------------

--------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Jeffrey P. McCarthy

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [_]
                                                                         (b) [_]
--------------------------------------------------------------------------------
 3    SEC USE ONLY


--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
      OO

--------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                           [_]

--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
      SHARES       -------------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY           1,666,666
     OWNED BY
                   -------------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
      PERSON       -------------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH               1,666,666

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,666,666
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)                                                     [_]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      10.1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN
--------------------------------------------------------------------------------

----------------------------                        --------------------------
 CUSIP No. M81867 10 9                 13D           Page    9    of   15
                                                          -------    -------
----------------------------                        --------------------------

--------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Angelo J. Santinelli

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [_]
                                                                         (b) [_]
--------------------------------------------------------------------------------
 3    SEC USE ONLY


--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
      OO

--------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                           [_]

--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
      SHARES       -------------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY           1,666,666
     OWNED BY
                   -------------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
      PERSON       -------------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH               1,666,666

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,666,666
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)                                                     [_]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      10.1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN
--------------------------------------------------------------------------------

--------------------------                                 ------------------
 CUSIP No. M81867 10 9                13D                    Page  10 of 15
                                                                  ----  ----
--------------------------                                 ------------------

--------------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

        James A. Goldstein
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                      (a) [_]
                                                                      (b) [_]
--------------------------------------------------------------------------------
  3     SEC USE ONLY


--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS (SEE INSTRUCTIONS)
        OO

--------------------------------------------------------------------------------
  5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

  NUMBER OF
    SHARES         -------------------------------------------------------------
                    8    SHARED VOTING POWER
 BENEFICIALLY            1,666,666
   OWNED BY
                   -------------------------------------------------------------
    EACH            9    SOLE DISPOSITIVE POWER

  REPORTING
    PERSON         -------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
    WITH                 1,666,666

--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,666,666
--------------------------------------------------------------------------------
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)                                                [_]

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        10.1%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        IN
--------------------------------------------------------------------------------

-------------------------                                    -------------------
CUSIP No. M81867 10 9                 13D                     PAGE  11  OF  15
                                                                   ----    ----
-------------------------                                    -------------------

                                  Schedule 13D

Item 1.    Security and Issuer.

          This statement relates to the Ordinary Shares, NIS $0.01 par value (the "Shares"), of RadView Software Ltd. (the "Issuer"). The address of the Issuer's principal offices is 7 New England Executive Park, Burlington, MA 01803.

Item 2.    Identity and Background.

          (a) This statement is being filed by the following Reporting Persons:
(1) North Bridge Venture Partners V-A, L.P. and North Bridge Venture Partners V-B, L.P. ; (2) North Bridge Venture Management V, L.P. (the sole general partner of each of North Bridge Venture Partners V-A, L.P. and North Bridge Venture Partners V-B, L.P.); and (3) Edward T. Anderson, Richard A. D'Amore, William J. Geary, Jeffrey P. McCarthy, Angelo J. Santinelli and James A. Goldstein (the general partners of North Bridge Venture Management V, L.P.).

          (b) The address of the principal business office of each of North Bridge Venture Partners V-A, L.P., North Bridge Venture Partners V-B, L.P., North Bridge Venture Management V, L.P., Edward T. Anderson, Richard A. D'Amore, William J. Geary, Jeffrey P. McCarthy, Angelo J. Santinelli and James A. Goldstein is 950 Winter Street, Suite 4600, Waltham, MA 02451.

          (c) The jurisdiction of organization for North Bridge Venture Partners V-A, L.P., North Bridge Venture Partners V-B, L.P., and North Bridge Venture Management V, L.P. is Delaware. Edward T. Anderson, Richard A. D'Amore, William
J. Geary, Jeffrey P. McCarthy, Angelo J. Santinelli and James A. Goldstein are all citizens of the United States of America.

          (d) The principal business of North Bridge Venture Partners V-A, L.P. and North Bridge Venture Partners V-B, L.P. is to make equity investments. The principal business of North Bridge Venture Management V, L.P. is to act as general partner to North Bridge Venture Partners V-A, L.P. and North Bridge Venture Partners V-B, L.P. The principal occupations of Edward T. Anderson, Richard A. D'Amore, William J. Geary, Jeffrey P. McCarthy, Angelo J. Santinelli and James A. Goldstein are their activities on behalf of the above-described entities and related North Bridge Venture Partners entities.

          (e) During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

          As of August 21, 2002, North Bridge Venture Partners V-A, L.P. and North Bridge Venture Partners V-B, L.P. entered into an agreement to purchase an aggregate of 1,666,666 Shares of the Issuer for a total purchase price of $449,999.82 ($0.27 per share). The working capital of North Bridge Venture Partners V-A, L.P. and North Bridge Venture Partners V-B, L.P. is the source of funds for this purchase. No part of the purchase price was, is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

Item 4.    Purpose of Transaction.

------------------------                                ------------------------
CUSIP NO. M81867 10 9                 13D                  Page 12 of 15
                                                               ----  ----
------------------------                                ------------------------

     As of August 21, 2002 North Bridge Venture Partners V-A, L.P. and North Bridge Venture Partners V-B, L.P. entered into an agreement to purchase the Issuer's securities for investment purposes. Depending on market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors, North Bridge Venture Partners V-A, L.P. and North Bridge Venture Partners V-B, L.P. may dispose of or acquire additional securities of the Issuer. William J. Geary, a general partner of North Bridge Venture Management V, L.P., is on the Board of Directors of the Issuer. Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions, which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j)  Any action similar to any of those enumerated above.


Item 5. Interest in Securities of the Issuer.

     (a) As of August 21, 2002, North Bridge Venture Partners V-A, L.P. and North Bridge Venture Partners V-B, L.P. entered into an agreement to purchase from North Bridge Venture Partners III, L.P. (a related entity) an aggregate of 1,666,666 Shares of the Issuer. The Shares purchased by North Bridge Venture Partners V-A, L.P. and North Bridge Venture Partners V-B, L.P. are referred to herein collectively as the "NBVP Shares." It is anticipated that the closing of the purchase of the NBVP Shares will occur on or about September 9, 2002. By virtue of the affiliate relationships among the entities, each Reporting Person may be deemed to own beneficially all of the NBVP Shares. Hence, each Reporting Person may be deemed to own 1,666,666 Shares of the Issuer. In its capacity as sole General Partner of each of North Bridge Venture Partners V-A, L.P. and North Bridge Venture Partners V-B, L.P., North Bridge Venture Management V, L.P. may be deemed to own beneficially 1,666,666 Shares of the Issuer. In their own capacities as general partners of North Bridge Venture Management V, L.P., Edward T. Anderson, Richard A. D'Amore, William J. Geary, Jeffrey P. McCarthy, Angelo J. Santinelli and James A. Goldstein may be deemed to own beneficially 1,666,666 Shares of the Issuer. In addition, as a director of the Issuer, William J. Geary has the right to acquire an additional 150,000 Shares upon the

------------------------                                ------------------------
CUSIP NO. M81867 10 9                 13D                  Page 13 of 15
                                                               ----  ----
------------------------                                ------------------------

exercise of options (right to buy) of the Issuer (the "Geary Shares"), 56,256 of which are fully vested and exercisable within 60 days of August 21, 2002. William J. Geary will hold sole voting and dispositive power over the Geary Shares upon such exercise.

     North Bridge Venture Partners V-A, L.P. expressly disclaims beneficial ownership of any Shares of the Issuer to be held of record by North Bridge Venture Partners V-B, L.P. North Bridge Venture Partners V-B, L.P. expressly disclaims beneficial ownership of any Shares of the Issuer to be held of record by North Bridge Venture Partners V-A, L.P. North Bridge Venture Management V, L.P. expressly disclaims beneficial ownership of any Shares of the Issuer to be held of record by North Bridge Venture Partners V-A, L.P. and North Bridge Venture Partners V-B, L.P. Each of Edward T. Anderson, Richard A. D'Amore, William J. Geary, Jeffrey P. McCarthy, Angelo J. Santinelli and James A. Goldstein expressly disclaim beneficial ownership of any Shares of the Issuer to be held of record by North Bridge Venture Partners V-A, L.P. and North Bridge Venture Partners V-B, L.P., except to the extent of their pecuniary interests therein, if any.

     (b)  Number of Shares as to which each such Reporting Person Has:

               (i)   sole power to vote or to direct the vote:

                     0 shares for each Reporting Person, except in the case of William J. Geary for the Geary Shares.

               (ii)  shared power to vote or to direct the vote:

                     1,666,666 shares for each Reporting Person.

               (iii) sole power to dispose or to direct the disposition:

                     0 shares for each Reporting Person, except in the case of William J. Geary for the Geary Shares.

               (iv)  shared power to dispose or to direct the disposition:

                     1,666,666 shares for each Reporting Person.

     (c) None of the Reporting Persons has effected any transaction in the Shares during the last 60 days.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Shares beneficially owned by any of the Reporting Persons.

     (e)  Not Applicable.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

        Not applicable.

Item 7. Material to be Filed as Exhibits.

     Exhibit 1   Agreement regarding filing of joint Schedule 13D.

--------------------------                                 ---------------------
CUSIP No. M81867 10 9                    13D                Page  14  of  15
                                                                 ----    ----
--------------------------                                 ---------------------

                                    SIGNATURE
                                    ---------

      After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 3, 2002



NORTH BRIDGE VENTURE PARTNERS V-A, L.P.

By:   North Bridge Venture Management V, L.P.

      By:    /s/  Edward T. Anderson
          ----------------------------------------
          Edward T. Anderson
          General Partner


NORTH BRIDGE VENTURE PARTNERS V-B, L.P.

By:   NORTH BRIDGE VENTURE MANAGEMENT V, L.P.

      By:    /s/  Edward T. Anderson
          ----------------------------------------
          Edward T. Anderson
          General Partner


NORTH BRIDGE VENTURE MANAGEMENT V, L.P.

      By:    /s/  Edward T. Anderson
          ----------------------------------------
          Edward T. Anderson
          General Partner


EDWARD T. ANDERSON


  /s/ Edward T. Anderson
--------------------------------------------------


RICHARD A. D'AMORE


  /s/ Richard A. D'Amore
--------------------------------------------------


WILLIAM J. GEARY


  /s/ William J. Geary
--------------------------------------------------

--------------------------                                 ---------------------
CUSIP No. M81867 10 9                    13D                Page  15  of  15
                                                                 ----    ----
--------------------------                                 ---------------------

JEFFREY P. MCCARTHY


      /s/  Jeffrey P. McCarthy
--------------------------------------------------


ANGELO J. SANTINELLI


      /s/  Angelo J. Santinelli
--------------------------------------------------


JAMES A. GOLDSTEIN


      /s/  James A. Goldstein
--------------------------------------------------